May 31, 2007

Flint D. Besecker
Chief Executive Officer
c/o CIT Healthcare LLC
505 Fifth Avenue, 6th Floor
New York, New York 10017

**Re:     Care Investment Trust Inc.**
**Amendment No. 1 to Form S-11**
**Filed on May 11, 2007**
**File No. 333-141634**

Dear Mr. Besecker:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General Comments

1.      We note your response to comments 2 and 12.  Please tell us why the initial assets are being issued through CIT Real Estate Holding Corporation instead of directly from your Manager to you.  Also, please tell us the names of the officers and directors of CIT Real Estate Holding Corporation and note the dollar value of the assets CIT Real Estate Holding Corporation currently has under management before it receives the transfer of assets from your Manager.

2.      In response to comment 5, you state that certain disclosures are based on your Manager's experience in the industry.  Please revise these disclosures to note that they are based on your Manager's beliefs.

Initial Asset Contribution, page 2

3.      We have read and considered your response to our prior comment 10.  We are unclear how you determined that it would be appropriate to record the loans acquired from your manager at an amount that blends the loan's fair value and cost basis.  Tell us the literature you considered that supports this accounting.

4.      It appears that the contribution of the initial assets will have a material impact on your Company.  Therefore, we continue to believe that pro-forma financial statements would provide meaning information to investors and should therefore be included in your document.  Reference is made to Rule 11-01(a)(8) of Regulation S-X.

Risk Factors, page 15

The contribution agreement for the initial assets was not negotiated on an arms-length basis…, page 16

5.      In response to comment 13, you state that your Manager will determine the fair market value of the initial assets as of the time of closing.  Please revise this risk factor to disclose this fact.

Manager Equity Plan, page 100

6.      In this section, you state that you may issue equity-based awards to your Manger under the Manger Equity Plan.  You also note that your manager may allocate those awards to its employees and employees of its affiliates.  Please tell us whether your Manager will be considered an underwriter, as defined in Section 2(a)(11) of the Securities Act of 1933, with respect to this distribution of the equity-based awards and, if it will be an underwriter, what exemption from registration it will rely on in making the allocation.

Exhibit 8.1- Tax Opinion

7.      We note on page 2 of your tax opinion that the opinion is premised on certain statements and representations.  Please revise the opinion to clarify that the statements and representation relate to factual matters.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,


Elaine Wolff
Legal Branch Chief